UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURTIES EXCHANGE ACT OF 1934

July 12, 2004

Commission File Number: 0-26414

GLOBETECH VENTURES CORP.

_______________________________________________________________

Suite 206, 1489 Marine Drive, West Vancouver, British Columbia V7T 1B8

_______________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F

[ X ]

Form 40-F

[    ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes

[    ]

No

[ X ]

AN INITIAL APPRAISAL OF THE CUPIXI MINERAL CLAIMS OF BRAZ GOLD LTDA, AMAPÁ STATE, BRAZIL

By Anthony C Gallon GalOre Mineral Services

Report No. GAL/0204/107

Prepared for GLOBETECH VENTURES CORP.

1489 Marine Drive

West Vancouver, BC

Canada V7T 1B8

March 2004

CONTENTS

EXECUTIVE SUMMARY

1 INTRODUCTION

1.1 Objective of the investigation

1.2 Terms of Reference

1.3 The Cupixi Claims

1.4 Legal Title

1.5 Competitor Activity

2 METHODOLOGY

2.1 Data collection and Availability

2.2 Work undertaken previously on BGL claims

2.3 Field Investigation

2.4 Rock sampling and analysis

PART A: GEOLOGICAL APPRAISAL

3 GEOLOGICAL SETTING

3.1 Regional setting within the Guiana Shield

3.2 Detailed setting within the Vila Nova Greenstone Belt

3.3 Mineral occurrences in Amapá

4 MINERALISATION KNOWN TO OCCUR IN THE VILA NOVA GB

4.1 Amapari Gold Deposit

4.2 Serra do Navio Manganese Deposit

4.3 Bacuri (Igarape do Breu) Chromite deposit

4.4 Fe deposit at Morro do Bacabal

4.5 Diamonds at Agua Boa (close to Bacabal)

4.6 Minor sulphide occurrences in the Vila Nova GB

4.7 Estrela columbite-tantalite occurrence

4.8 Joao-Munguba tantalite occurrence

4.9 Cassiterite occurrences

4.10 Penha Ilmenite occurrence

4.11 Garimpo do Negroes (Au)

4.12 Mineração do Vila Nova open-pit gold mine

4.13 Kaolin

4.14 Corundum

4.15 Semi-Precious Stones

4.16 Talc

5 RESULTS OF A FIELD EXAMINATION OF THE BGL CLAIMS

5.1 Geological Findings

5.2 Petrological results on rock samples

5.2.1 Gabbros

5.2.2 Gossans

5.3 ICP Analysis of rock samples

6 OVERALL CONCLUSION

7 RECOMMENDATION

8 SUGGESTION FOR A FOLLOW-UP EXPLORATION PROGRAMME

PART B: SUPPLEMENTARY INFORMATION

9 INFRASTRUCTURE

9.1 Access

9.2 Roads/Tracks

9.3 Rail

9.4 River System

9.5 Access within the Claims

9.6 Vegetation Cover

9.7 Laterite Cover

9.8 Alteration/Saprolite development

9.9 Tax Regime in Amapa

9.10 Electricity Supply

9.11 Water

9.12 Accommodation

10 ENVIRONMENTAL ISSUES

10.1 Indigenous People Reserves

10.2 Forest Reserves

10.3 Government Copper Reserve

11 CLIMATE DATA

11.1 Rainfall

11.2 Temperature

11.3 Climatic Regime

11.4 Health Issues

11.5 Malaria/Dengue Fever

11.6 Other diseases

DISCLAIMER

PART C: APPENDICES

12 FIGURES

Fig 12.1 Location of BGL Claims in Amapa

Fig 12.2 BGL Claims Location Map

Fig 12.3 Areas currently under option in Amapá

Fig 12.4 Setting of Amapá in relation to Guianan Shield

Fig 12.5 Geological Map of Amapá, Radam 1974, 1:1M

Fig 12.6 Geological map of Amapá, Ministry of Mines, 1988, 1:1M

Fig 12.7 Map of the Greenstone Belt in the BGL claims, 1:250K

Fig 12.8 Indigenous Peoples Reserves

Fig 12.9 Forest Reserves

Fig 12.10 RNC Copper Reserve

13 TABLES

Table 1 Area of Claim Blocks held by BGL

Table 2 Localities visited during Field Investigation (numerical)

Table 3 Localities visited during Field Investigation (by rock type)

Table 4 Principal geological settings for gold deposits in the Guianan Shield

Table 5 Generalised Geological Sequence in Amapá State.

Table 6 Stratigraphy of the Vila Nova Greenstone Belt in the vicinity of the BGL claims.

Table 7 Preliminary Listing of mineral occurrences in Amapá.

Table 8 ICP Analytical Results

Table 9 Rainfall Data for Macapá.

Table 10 Temperature Data for Macapá.

Table 11 Checklist of Trees in Cupixi Claims.

Table 12 Checklist of Fish in Cupixi & Amapari Rivers, Amapa

Table 13 List of Birds seen on the Cupixi Claims

14 PHOTOGRAPHS

Photo 1 Old garimperio alluvial working, for gold & diamonds at Santa Maria.

Photo 2a Open-pit gold mine of Mineração do Vila Nova.

Photo 2b Open-pit gold mine of Mineração do Vila Nova.

Photo 3 Mineralised Shear trending 2380 at Mineração do Vila Nova open pit .

Photo 4 Fire-setting on gold-bearing quartz veins in Mineração do Vila Nova open-pit.

Photo 5 Loading crusher with auriferous quartz vein ore at Mineração do Vila Nova.

Photo 6 Crushed ore discharge over mercury catching plate at Mineração do Vila Nova.

Photo 7 Riffled Sluices in open-pit at Mineração do Vila Nova.

Photo 8 Road Bridge over the Cupixi River at Cupixi.

Photo 9 River Traversing on the Rio Amapari.

Photo 10 Dirt Logging Road in Forest on Cupixi Claims.

Photo 11 Tropical rainforest on the BGL claims.

Photo 12 Dense Tropical Rainforest on the BGL claims.

Photo 13 Forest clearing and burning.

Photo 14 Laterite and saprolite development in road-cut on the BGL claims.

15 VARIOUS DATA

15.1 Terms of Reference for the Study

15.2 Copy of Contract between DNPM/Braz Gold and Caranã Mineração

15.3 List of abbreviations used in this report

15.4 Petrological Report

16 BIBLIOGRAPHY / REFERENCES

17 CONTACT ADDRESSES

17.1 Personnel of Braz Gold Ltda-contact information.

17.2 Personnel of Globetech Ventures Corp-contact information.

17.3 Useful contacts/Addresses etc in Amapá.

AN INITIAL APPRAISAL OF THE CUPIXI CLAIMS OF BRAZ GOLD LTDA IN AMAPÁ STATE, BRAZIL

EXECUTIVE SUMMARY

This report tables the findings of an initial investigation into the mineral potential of claims held by Braz Gold Ltda (BGL) in Amapá State, Brazil. No previous fieldwork had been undertaken by BGL on the claims prior to this study. There are however records of actual mining of gold, iron, manganese, chromite, cassiterite and tantalite, as well as known occurrences of diamonds, within the Vila Nova Greenstone Belt over which these claims partly lie. Coupled with the field investigation and limited sampling undertaken during this study, it has been possible, from an assessment of available data, to ascertain the overall prospectivity of the ground and to suggest what mineralization could be found in any contemplated mineral exploration programme. Overall the prognostications are favourable, and it is likely that gold mineralization will be discovered within the greenstone rocks which crop out in the BGL claims. In support of this contention it should be borne in mind that the Cupixi River which passes through the BGL claims has historical records of alluvial gold production.

From the field reconnaissance study there are several encouraging factors which imply that the BGL claims could be the host for mineralization of various types.

These factors are listed below:

Within the claims themselves

• Rock sequences crop out within the claims which are known to host gold mineralization elsewhere in the same mineral belt.

• Within these prospective rocks indications of previously unknown mineralization have already been discovered during the initial stages of the exploration programme.

• There are historical records of mining for columbite-tantalite on the claims. Stream sediment sampling here has shown anomalous gold values which need follow up.

• Gold can be panned from the streams cutting the Cupixi claims. In the past a considerable quantity of gold was won in this way. Eleven sites are recorded as having an annual production of 44kg of gold (Leal & Pinheiro 1971).

• Two gossans with anomalous zinc and copper have been discovered within the claims.

In close proximity, but just outside the claims, in similar rock sequences

o There is a large, open-pit garimpeiro gold working (Garimpo do Vila Nova) just to the south of the BGL claims. [This is a shear-zone quartz vein gold deposit in typical greenstone host rocks.]

o There is evidence for alluvial/eluvial diamonds together with gold occurring at Santa Maria just to the south of the BGL claims.

o Banded Iron Formation (BIF) horizons occur within the greenstone sequence at Morro do Bacabal which is situated to the south of the claims.

o There is evidence for the occurrence of cassiterite (tin) in the Basement around Cupixi.

Regionally within the same Vila Nova Greenstone Belt (GB)

  There is an active gold mine at Amapari and the following players Anglogold, Wheaton River and CVRD (Companhia Vale do Rio Doce) are active in the near vicinity. Figure 12.3 shows the areas currently under option in Amapá with the BGL claims outlined in red. The level of interest in the region can be gauged by the number of claims taken up.

  The Vila Nova Greenstone Belt (GB) hosts the Serra do Navio manganese deposit. [There is also a manganese occurrence marked on the 1:1M geological map just south of Cupixi.]

  Cassiterite, columbite-tantalite and copper occurrences are also known within the overall district.

The geological potential with respect to Continental setting

  The BGL claims are situated in the south-eastern part of the Guianan Shield, a block of Archaean and Proterozoic rocks which extends from Venezuela, through Guyana, Suriname, French Guiana and on into Amapá. The same sequences of greenstone belts are found throughout the Shield and are known to hold working gold mines and significant deposits such as Omai in Guyana and Dorlin in French Guiana.

Reconstruction of the position of the continents, prior to their drifting apart some 80 million years ago, intimates that the Guianan Shield was adjacent to the West African Shield. From this one can infer that similar deposits should occur in the Guianan Shield as are found in West Africa. Within the West African Shield there are very large gold deposits [Bibiani, Prestea, Ashanti- Obuasi, Tarkwa, Ity, Loulo and Sabodala] as well as Nb-Ta, Sn and Mn occurrences, thus demonstrating a closely similar mineral assemblage to that found within the Guianan Shield.

The main exploration target should be for gold within the greenstone sequences since there are analogues, such as Amapari mine and the Vila Nova gold garimpo, close by within like rocks on which to base a viable search strategy. There are additional possibilities for finding diamonds and base-metal occurrences. Records of several regional geochemical anomalies of copper, lead and zinc in the GB near the Amapari Gold mine confirm this potential for the occurrence of volcanogenic massive sulphide (VMS) deposits.

Exploration on the BGL claims should be viewed as commencing work in very prospective ground.

The opportunity should be considered as a medium, rather than short term project which requires a prospecting programme in search of mineral occurrences within the claims themselves.

The overall conclusion is that Braz Gold Ltda claims have good potential for discovery of primary gold mineralization within greenstone belt rocks. There is also a chance that diamonds could be found.

1 INTRODUCTION

1.1 Objective of the investigation.

Globetech Ventures Corp (GVC) has entered into a Letter of Agreement with Braz Gold Ltda whereby GVC has the option to acquire a 100% undivided interest in approximately 48,400 net hectares of mineral claims prospective for gold in Amapá State, Brazil. GalOre Mineral Services (GMS) were retained by GVC to make an initial verification study of the claims so as to provide them with some level of comfort on the value in proceeding with an exploration programme in the area. This report addresses the many aspects which GVC need to address in order to make such a decision. The study is an independent report of many of the parameters that need to be considered in deciding whether to commit funds to the exploration project.  The study was conducted during the first three weeks of January 2004 and involved both data collection in Macapá and field work on site.

1.2 Terms of Reference

The Terms of Reference (TOR) for GMS were laid out clearly in a letter dated 17th December 2003 from Isaac Moss of GVS to Dr Anthony C Gallon of GMS. A copy of this letter can be found in Appendix 15.1 of this report. In summary there are four main facets which were required of the survey:

A a verification of the geological resource.

B a grab sampling programme.

C a review of all available geological data.

D make a recommendation for an exploration programme in the area.

1.3 The Cupixi Claims

The mineral claims of BGL comprise 5 claim blocks located near the town of Cupixi roughly 100km northwest of Macapá, the capital city of Amapá State, Brazil. (Fig 12.1). The claim block numbers are 858031, 858032, 858033, 858034 & 878035 all registered in 2001. Four of the claim blocks have the same rectangular shape and area, the fifth is an irregular rectangle. The blocks extend in total for about 44 km eastwest, between 9 and 15 km north-south and comprising in total, an area of 48,444.63 hectares.

The location of these blocks is shown in the “Claims Location Map” as Fig 12.2.

1.4 Legal Title

This investigation has not formally investigated the legal status of the claims which is the subject of a separate study. The following is presented here for information only. The areas and renewal dates for the five BGL claims is given in the following table.

Claim # 858.031 858.032 858.033 858.034 858.035

Hectares 10 000 10 000 9987.75 10 000 8456.88

Issue Date 27/07/2001 27/07/2001 27/07/2001 27/07/2001 27/07/2001

Elements Ta/Au Ta/Au Ta/Au Ta/Au Ta/Au

Table 1 : Area of Claim Blocks held by BGL

BGL were ceded the mineral claims by Caranã Mineração Imp. E. Exp.de Productos Minerais Ltda (Caranã) on 29th December 2003 by their General Manager Claudio Ney da Costa Pereira. The document concerning this transfer entitled “Instrumento Particular de Contrato de Cessão de Direitos Minerários” is appended with this report as Appendix 15.2. The claims are recorded at DNPM for prospecting for tantalum and gold although I am given to understand by BGL that in the event of discovering other minerals there will be no problem in having these added to the list. [One must be cautious of this interpretation since, in my experience, addition of more than a total of three elements can cause problems of ownership and runs the risk of over staking for other elements by third parties].

The BGL claims are prolongations of those of Caranã filed on 27/07/2001 and which have a validity of three years. A report prepared and submitted by Pedro Gilberto Nacimento at the end of February 2004 will facilitate their renewal for a further three years. Since then BGL have staked additional ground in the region close to the area under investigation by Wheaton River.

1.5 Competitor activity

Much of the Vila Nova Greenstone Belt has already been optioned with the following companies known to be present in the region. Little free ground is available for optioning. That which was available has been applied for by various companies and is presently under consideration by the DNPM. (See Figure 12.3, for optioned areas).

The following companies are known to have interests in the area.

Wheaton River Minerals Ltd (Au)

Mineração Cunani (Au – Ta)

Mineração Agua Boa (Au)

Mineração Amapari (Au)

Minerais e Metais (Ta)

Mineração Cromina (Cr) - Bayer

Mineração Itacurussu (Au – Ta)

Mineração Pedra Branca do Amapari (Au) – USA

Companhia Vale do Rio Doce (Negociando areas) – (Au, Pt, C)

Mineração Vila Nova (Cr)

Cooperativa dos Garimpeiros do Vila Nova (Au)

Cooperativa dos Garimpeiros do Lourenco (Au, Ta, Nb)

2 METHODOLOGY

2.1 Data collection and Availability

Data collection was undertaken in UK and Brasil by searching for published material on the geology and endowment of the region. A bibliography and reference list was made for the region and is found as Appendix 16. Several published geological maps were available to assist in regional interpretation. There are no government geological offices, apart from DNPM, in Macapá itself and the university does not have a geology faculty or library on which to refer. DNPM deals with claims applications and visits were made there in order to verify BGL’s legal title. The director of DNPM, Dr Jose Guimares Cavalcante, was helpful in overall discussions concerning mineralization throughout Amapá.

It appears that some relevant material on Amapá geology may be housed at the CPRM office in Belém, Para and that archival material exists in Brasília. So as to gauge regional prospectivity a spread sheet of mineral occurrences within Amapá state was also compiled.

2.2 Work undertaken previously on BGL claims.

It is not known whether work has been carried out by other companies over the BGL claims. There is no record of filed reports at the DNPM office in Macapá which suggests that no prospecting work has previously been undertaken there. Whether a regional geochemical survey has been undertaken which might include the BGL claims is not known. Verbal evidence suggests that De Beers have not undertaken regional heavy mineral surveys in Amapá.

2.3 Field Investigation

A reconnaissance field investigation was undertaken on and around the Braz Gold claims between 6th and 13th January 2004 with the objective of ascertaining what rocks occur in the general area and to decide on the overall prospectivity of the claims. The methodology was to examine road-cuts and river sections looking for outcrop and sections, as well as visiting known mineralization in the area within the Via Nova GB. The objective of this initial examination was to determine overall propectivity and whether greenstone sequences were present within the claims. In the event notes were made at 85 separate locations there are listed numerically in Table 2 and by rock type in Table 3 in the Appendix of this report. In the event several road cuts within the BGL claims were found to have sections of greenstone rocks and gossanous material was discovered at two places. [There appears to be a correlation between underlying greenstone rocks and lateritic saprolite development on surface whilst granitic basement is typified by residual quartz sand within the weathered soil profile. This observation may be useful in delineating the sub-crop of the greenstone belt/s within the BGL claims.]

Within the BGL claims there are definite signs of mineralization in that gold was panned from the Cupixi drainage and columbite-tantalite in pegmatitic granite was seen at Locality 29, Joao-Munguba; these were known previously. In addition our preliminary field work discovered a diorite-gabbroic intrusive complex centred on the Amapari-Cupixi River confluence which held minor sulphides and may thus be prospective for Cu-Ni accumulations. In addition, the two gossans mentioned above and named as Cabana da India and Flor do Povo respectively serve as a focus for future exploration in search of base and precious metals in the claims.

2.4 Rock Sampling and analysis

Rock and heavy mineral concentrate samples taken during the field study were sent to various laboratories for geochemical and petrological testing and investigation. Twenty-five rock samples were sent to Acme Laboratories in Vancouver for 36 element ICP with 12 check samples of the same rocks to Lakefield Geosol in Belo Horizonte. Nine heavy mineral concentrates were sent for ICP testing at Lakefield. Five rock samples were sent for examination by CLM Petrographia Ltda in Rio de Janeiro.

PART A: GEOLOGICAL APPRAISAL

3 GEOLOGICAL SETTING

3.1 Regional setting within the Guiana Shield.

It is pertinent for an overall appreciation and assessment of the potential of the BGL claims to consider the geological setting and mineral occurrences to be found within the Guianan Shield generally. This means looking at mineralization which occurs in Venezuela, Guyana, Suriname and French Guiana as well as Amapá itself. In particular it is pertinent to look at what mineralization has been found in similar greenstone terrains in these adjacent countries. All the above mentioned countries have a similar geological setting with Paleoproterozoic greenstone belts extending throughout the Guianan Shield from Venezuela to Amapá. (Fig 12.4) Within these greenstone belts several large gold deposits and prospects are known and are currently being mined. These include Omai in Guyana (4.2Moz Au), Dorlin (0.35Moz) & Paul Isnard (2.2Moz) in French Guiana, Gross Rosebel (2.4Moz) in Suriname and Las Cristinas (8.6Moz) in Venezuela. Salamangone/Laborrie Siboa in Amapá, north of the Vila Nova region, had resources of 0.35Moz Au.

There is an equivalence to the greenstone belts of the various countries over which the Guianan Shield is located such that Barama-Mazaruni GB in Guyana is the same as the Serie Paramaca in French Guiana which are also the same as the Vila Nova greenstones in Amapá. Since large gold deposits have been found in Guyana and French Guyana it would be expected that similar rocks in Amapá would also host large gold deposits. This is partially substantiated by the presence of the Amapari Gold mine in the Vila Nova belt. From evidence in other belts within the shield it should be expected that other occurrences should be able to be found in the Vila Nova belt. In particular it should be noted that there is a strong correlation between the occurrence of important gold deposits and regional structural setting. In particular large crustal shears, such as the Makapa-Kuribong crustal shear in Guyana and the Silon Nord-Guyanais in French Guiana have acted as the locus for gold mineralization during the last brittle to brittle-ductile stages of the Transamazonian Event and a similar situation is likely in the Amapá sector of the Shield in that the Vila Nova GB is the focus for several crustal linear shears such as Falha do Cupixi, Lineamento Tumucumaque and the Lineamento Jari Falsino.

The overall structural setting is similar to that prevailing in most of the worlds greenstone belts which have been a major source of gold historically. This analogy is stressed by Voicu et al (1999) who considers the Guianan Shield gold deposits as the Paleoproterozoic equivalents of the Yilgarn in Australia and the Zimbabwean gold deposits such as Shamwa. In addition it should also be borne in mind that the Guianan Shield has historically been a significant gold producer in that 150 tonnes of gold was produced in the 19th century.

Within the Guianan Shield gold deposits have been found in a variety of geological settings thus:

Geological Setting Deposit Example

Calc-alkaline Intrusives Omai, St Elie, Yaou, Dorlin, Sophie, Eagle Mtn Sedimentary Gross Rosebel, Camp Caiman, Changement, Esperance Metasomatised Volcanics Dorlin, Las Cristinas Massive sulphides Paul Isnard, St Elie

Table 4: Principal geological settings for gold deposits in the Guianan Shield

Whilst the host rock type is of some importance, the convergence of the following factors is more important for concentrating gold in economic proportions:

1. Host rocks, whilst variable are often volcanics.

2. Structural control is very important, with areas adjacent to major crustal lineaments being favoured.

3. There is a tendency for gold deposits to cluster near intrusives with an age of 2150Ma.

4. There is a relationship with major deformation.

5. Most gold deposits are found in quartz veins.

3.2 Detailed setting within the Vila Nova Greenstone Belt

Two regional geological maps are published covering Amapá state. Both are at a scale of 1:1million. These are Mapa Geológico 1974. Projeto Radam Vol 6 and Mapa Geológico do Território Federal do Amapá 1988 both by the Ministério das Minas e Energia. These maps are useful for an overall appreciation of the regional setting of the Vila Nova GB, over which the BGL claims lie, and can be compared by referring to Figs 12.5 and 12.6. It is apparent from this comparison that the subcrop of the greenstones in the Vila Nova GB on the two maps is different in detail and has been variously interpreted even at this large scale. The cause of this is likely to have been different geological and structural interpretation from aerial photography. Notwithstanding the two maps do furnish the overall geological setting and stratigraphic column applicable to the BGL claims. Table 5, a Generalised Geological Sequence in Amapá State, is adapted from the legend presented on the 1988 map and shows the relative stratigraphic position of the prospective Vila Nova greenstones which underlie the BGL claims.

EON

ERA

PERIOD

AGE Ma

Unit Lithology Economic

Geology

Quaternary

0.0

Cupixi River

Alluvial

Sediments

Alluvial shales, silts and fluvial

sediments

Placer gold,

diamonds

Cenozoic

Tertiary

6.5

Barreiras

Formation

Clays and siltstones with sandstone

intercalations. Cover rocks to

Precambrian

Clay, silica

sand, bauxite

Palaeozoic

/Mesozoic

Permo-

Trias

280

Calcipore

Diabase

Basic igneous rocks. Mostly diabase

with minor basalts and gabbros. Cu/Ni?

Devonian

395

Curua Formation Red-beds with intercalated siltstone

and arenite. Fossiliferous. Cu/U?

P h a n e r o z o i c

Silurian

435

Trombetas

Formation

Orthoquartzites, well bedded with

intercalated black shales

P,

Palaeoplacers

1100

Mapari Alkaline

Intrusives

Circular alkaline intrusive complexes

with nepheline syenite and

litchfieldite

P, Ti, Fe

Falsino

Intermediate

Intrusives

Mostly granodiorites plus diorites,

gabbros and minor ultramafic

igneous rocks

Sn, Nb/Ta/Be

plus Cu-Ni

1900

Mapuera

Intrusive Suite Granite-alkaline-biotitic Sn, Cu/Au,

Nb/Ta

Proterozoic

2000

Transamazonian

Event

Regional amphibolite-facies

metamorphism with ductile

deformation

2200

Vila Nova

Group Typical greenstone schists and BIF

Au,

diamonds,

VMS,Mn

Bacuri LMI Ultrabasic Layered Intrusive

Serpentinite/amphibolite/chromitite Cr

Paleoproterozoic

Guiana Shield.

Granite-gneiss

terrane

Granites, tonalites, migmatites,

gneisses

Various

minor

P r e c a m b r i a n

Archean

3100

Archean

Granulite

Complex

Granulites, inc charnockites and

enderbites High grade metamorphics VMS?

Table 5: Generalised Geological Sequence in Amapá State

(Geological features of importance in Cupixi Area in bold red)

There are no detailed geological maps published of the Vila Nova GB in the vicinity of the BGL claims. There is however an unpublished map at a scale of 1:250K which indicates that most of the central parts of the BGL claims are underlain by Vila Nova Group rocks [Fig 12.7]

The stratigraphy of the Vila Nova rocks in the vicinity of the BGL claims is known in a general way from the work of Spier & Ferreira Filho (1999) in the vicinity of the Bacuri chromite deposit and that of Scarpelli (1966) around the Serra do Navio manganese deposit.

The following stratigraphic sequence occurs:

Stratigraphic

Column

Thickness ~

m Rock Type/ Description

>1000 Schists

20-100 BIF (silicate & oxide)/Itabirite

5-100 Sericitic Schists

100-300 Quartzites

70-80 Quartzites with meta conglomerates

8-15 Basal metaconglomerate

10-200 Quartz-schists

>1000 Quartzites with lenses of conglomerate

5-200 Graphitic Schists with Mn-marbles

100-400 Biotite Schists

Upper Sedimentary Sequence Vila Nova Group

Equivalent to

(Sequencia Detritica Superior in French Guiana)

300-1000 Quartz-schists with calc-silicate lenses

Lower Volcanic

Sequence

(Vila Nova Group) 400-2500

Tholeiitic metavolcanics with

komatiites (metamorphosed in

greenschist facies/amphibolites)

Granite-Migmatite Basement

Table 6: Stratigraphy of the Vila Nova Greenstone Belt in the vicinity of the BGL claims

This stratigraphy indicates a paucity of acid volcanic sequences in the Vila Nova Group greenstone sequence when compared with the Paramaka and Pastora-Barama-

Mazaruni Provinces elsewhere in the Guianan Shield. However the presence of sericitic schists in the sedimentary sequence intimates that these may have originally been acid volcanic rocks and that these have been overlooked. The presence of thick acid volcanic rocks is a prerequisite if VMS style mineralization is sought. The upper sedimentary sequence in the Vila Nova Group is broadly correlative with the Seqüência Detritica Superior in French Guiana with deposition within pull-apart basins related to transcurrent movement on the major crustal linear shears. It may be that that conglomeratic quartzites within the Vila Nova sedimentary package are also be similar to the Tarkwan gold-bearing conglomerates in Ghana. In this regard the occurrence of gold together with diamonds together with quartzites at Santa Maria just south of the BGL claims could be significant. Certainly the conglomerates within the Vila Nova sequence need testing for palaeo-gold placers.

Several intrusive rocks cut the Vila Nova GB rocks. Of particular interest is the Falsino Intrusive Suite. This rock suite is known to occur within the BGL claims near to Cupixi and was sampled during the present campaign. It comprises a differentiated suite of rocks from granites to ultrabasic rocks and includes gabbros and monzogabbros which held small amounts of (1%) sulphides including chalcopyrite but no gold. It may be that this suite offers a prospecting target for Cu or Cu/Ni in addition to the main gold target in the greenstones.

Perhaps more speculative is the occurrence of “diamonds in picrite” as reported by Ackermann (see section 4.5 of this report). This may indicate a primary source for the diamonds reported to have been found in the Santa Maria area. This may be a conventional kimberlitic source or it could be an unusual paragenesis similar to that described at Dachine in the Inini region of French Guiana where diamonds occur in altered pyroclastic Mg & K-rich ultramafic rocks which have none of the diagnostic accessory minerals of kimberlites. As such conventional heavy mineral drainage surveys could miss such unusual diamondiferous intrusives. According to Dardenne & Schobbenhaus (2001) at Dachine the diamonds are predominantly microdiamonds but larger diamonds from 1 to 4.6mm have been found to be locally abundant at high concentrations of the order of 4 carats per cubic metre. Such then becomes a valid target within the BGL claim blocks.

3.3 Mineral Occurrences in Amapá

A preliminary, working list of the known mineral occurrences within Amapá state was made during the study. This appears in the Appendices as Table 7.

4 MINERALISATION KNOWN TO OCCUR IN THE VILA NOVA GB

4.1 Amapari Gold Deposit

The Amapari gold deposit is located in the same Vila Nova GB as occurs in the Cupixi claims. [The following summary is mainly taken from Dardenne’s description of the deposit in his Metalogênese do Brasil.] At Amapari the mineralization is associated with a zone of transcurrent faulting with intense hydrothermal alteration. The stratigraphic sequence there includes typical greenstone rock sequences sitting in granitic gneiss terrain. From base to top the greenstones are represented by basic metavolcanics and amphibolites, chemical sediments including carbonated beds, calcsilicates and banded iron-formations (BIF) of oxide and silicate facies, clasticchemical sediments of amphibolite-schists and argillite-clastic sediments represented by mica-schists. The Amapari deposit is considered either as a metasomatic, contact metamorphic or skarn type of deposit with the causative hydrothermal activity being structurally controlled by a sinistral high-angle transcurrent fault trending NNW-SSE.

As such Amapari represents a gold deposit which has formed as a result of the coming together of several favourable characteristics such as large scale faults as good conduits for the mineralising fluids and presence of reactive rocks such as BIF and calc-silicates. The hydrothermal alteration resulted in silicification, sulfidation (pyrite & pyrrhotite) and carbonatisation which accompanies the gold mineralization. At Amapari the best gold grades are to be found in the BIF horizons. Gold is also found in calcitic marbles, amphibolites and calc-silicates at favourable locations within the fault zone. Minor quantities of chalcopyrite, sphalerite, arsenopyrite, galena and marcasite also occur but apart from chalcopyrite appear to have direct no relationship with the gold mineralization.

The main gold mineralization occurs along a belt some 7km long related to zones of hydrothermal alteration and in skarns adjacent to the fault. Weathering extends to depths of 100 metres.

Skarns in the area can be recognised by the occurrence of the following minerals:

garnets, diopside-hedenbergite pyroxenes, vesuvianite, apatite, sphene, actinolite, epidote and hornblende.

The origin of the gold bearing fluids according to Borges 1999 was due to the channelling of the auriferous fluids and their deposition in fractures created by an earlier period of pegmatite injection. Since the pegmatites are syntectonic they in turn likely followed structural elements such as pre-existing faults. Reserves at the Amapari gold deposit at a cut-off of 2.13g/t Au from the coluvial and oxidised part of the deposit are said to be about 30tonnes (1Mozs).

4.2 Serra do Navio Manganese Deposit (00 56’ N/ 510 59’ W)

The Serra do Navio manganese deposit has been known for some time. Leintz described the occurrence and mineralogy in 1948 in his paper “Estudo genetico do minério de manganês da Serra do Navio” The following description is derived from this work and that of Dardenne (op.cit).

The deposit occurs within a sequence of intensely folded and faulted volcanosedimentary rocks within the Vila Nova Group, extending for about 10 km in a NNW direction. The primary mineralization, about 30 to 50m thick, is sandwiched between underlying mafic volcanics and various schist horizons and is hosted by calcareous and graphitic schists. The better mineralization is principally rhodochrosite which forms between 50 and 90% of the rock. Leitz considers the primary ore to have been a gondite. Less pure horizons, with grades of 19 to 36% Mn, have manganese silicates, tephroite, spessartite-garnet and rhodonite developed. Very small amounts of sulphides such as chalcopyrite, galena, molybdenite and pyrrhotite are found within the primary mineralization. The manganese orebody however is developed in the weathered and altered part of the section where the manganese silicates and carbonates have been transformed into manganese oxides resulting in an enriched hat with grades of between 30 & 56% Mn. The oxide deposit was mined from 1956 to 1997 by open-pit with a production of 520Kt/a and produced some 50-60Mt of MnO2. Since 1997 the carbonate protore was mined with a production of 3Mt at a grade of 35 to 38%Mn. The mine closed in 1997 when reserves were exhausted. The mine was served by a railway from Serra do Navio to the port of Santana on the Amazon River. This railway is still maintained with a passenger service between Serra do Navio and Santana.

The Serra do Navio manganese deposit is situated some 40km northwest of the Cupixi claims in similar greenstone terrain. This suggests that the claims could be prospective with regard to manganese, although this may not be a judicious target for exploration at the present time. Indeed the 1: 1 000 000 geologic map shows a manganese occurrence immediately to the south of Cupixi.

4.3 Bacuri (Igarape do Breu) Chromite deposit (0020’N/ 510 45’ W)

The following description of the Bacuri chromite deposit is a digest of the paper by Spier & Ferreira Filho (2001) entitled “ The chromite deposits of the Bacuri maficultramafic layered complex, Guyana Shield, Amapá State” . The deposit lies 24 km by dirt road due south of Cupixi within the Vila Nova greenstone sequence. It is of importance to this study because the greenstone belt rocks surrounding the Bacuri intrusion are similar to those expected on the Cupixi claims.

The Bacuri chromite deposits occur in a stratiform, mafic-ultramafic layered complex (LMI) intrusive into gneiss-migmatite Basement of the Guyana Shield. The intrusive has been affected by ductile deformation and regional amphibolite-facies metamorphism associated with the Transamazonian event 2 billion years ago. The age of the intrusion itself is unknown but may be Archaean.

The complex can be divided into three sections thus:

Top Upper Mafic Zone Amphibolites >300m

Middle Ultramafic Zone Serpentinites with Chromite seams 30 to 120m

Base Lower Mafic Zone Leuco amphibolite >500m

The chromitite layers are restricted to the middle, ultramafic zone which comprises serpentinites (originally olivine cumulates) and chromitite itself (chromite cumulates). Most of the chromite occurs in one thick seam at the base of the Ultramafic zone. The thickness varies between 3 and 30 metres averaging 12m. The chromitites are generally massive but fine-grained with greater than 60% volume % of cumulus chromite. The gangue matrix of the chromitite is composed of serpentinite, chlorite,and tremolite.

The deposits have been mined since 1989 and measured reserves were 8.8Mt @ 34% Cr2O3. Two million tonnes of chromite ore were mined between 1989 and 1997. Speir and Ferriera Filho mention the existence of 1 to 2% sulphides such as pyrrhotite and pentlandite occurring as grains within chromite which adds weight to the idea mooted previously in this report that there is an overall potential for finding Ni-Cu deposits in like intrusives elsewhere in the Vila Nova GB or in as yet unfound komatiitic, ultramafic/mafic intrusives at the base of the greenstone sequence. A model for this later greenstone potential is the Ni-Cu occurrence of Boa Vista in the NW of the Crixas GB in Goias State. The fact that our preliminary field investigation resulted in the discovery of sulphidic gabbros adds weight to the possibility of finding intrusive hosted nickel deposits.

4.4 Fe deposit at Morro do Bacabal (00 24’ 04’’ N)/ (51044’ 45’’W)

The Banded Iron Formation (BIF) deposit of Bacabal occurs just to the south of the BGL claims. The location was visited during the present investigation. It is situated at 22N-0417175 & UTM 0044770. Hanna Mining drilled the prospect in 1947. The iron ore looks to have economic connotation since the grade and size are good. The occurrence however was eclipsed by the discovery of the vast Carajas iron deposits in Para. Nevertheless the importance of the occurrence of BIF in the vicinity of the BGL claims is that the presence of chemical sediments suggests the possibility of BIF-Au occurrences and distal volcanogenic base-metal deposits in the region as a whole.

4.5 Diamonds at Agua Boa (close to Bacabal)

According to Ackermann (op.cit.) the auriferous gravels at Santa Maria near the Rio Vila Nova also contain diamonds. Diamonds have been found in the drainages of Bernardes, Boca Alta, Ceu Azul and Albano. According to Bastos (1947) some 140 carats of diamonds in two years during the Second World War. Ackermann reports a diamond within a picrite which could indicate a primary ultramafic source in the general vicinity. From our observations the gravels at Santa Maria are associated with sub-angular silicified quartzite and sand which may form an eluvial spread above similar bedrock [Photo 1]. In this regard it is important to note the Leao drillhole put down by Hanna Exploration Company, on Santa Maria, in 1947 which intersected 4 quartz veins cutting quartzites. A possible overall zone of mineralization 28 metres wide held the quartz veins which had a grade of 6.5g/t Au ( I/104 Radam Report). Speculatively these quartzites may be the representatives of a sedimentary sequence at the top of the greenstone sequence. There are also known conglomerates in the vicinity (e.g. near Bacabal). As such they may have a potential as a palaeoplacer unit for gold and diamonds. Certainly the conglomerate horizons deserve considering as potential banket deposits. The area lies 16km south of the BGL claims but the potential for diamonds in a regional sense exists. At Agua Boa itself it is known that two diamonds of champagne colour were recovered in the past.

4.6 Minor sulphide occurrences in the Vila Nova GB.

Minor quantities of chalcopyrite, sphalerite, arsenopyrite, galena and marcasite occur for example with the gold mineralization at Amapari. Only chalcopyrite appears to have a direct relationship with the gold mineralization. These traces of base metal sulphides suggest the potential for finding volcanogenic massive sulphides somewhere in the Vila Nova GB, although none has been found until now. The Vila Nova GB has a paucity of acid volcanic rocks within its sequences which would mitigate against this, although the potential should be kept in mind. [Perkoa (Zn,Pb,Ag) deposit in Burkina Faso occurs in similar greenstone belt rocks in West Africa.]

4.7 Estrela columbite-tantalite occurrence (00 22’ 57”N/ 51051’29’’W)

The Estrela tantalite occurrence is emplaced in a strongly altered granitic intrusive composed of kaolin, muscovite, black tourmaline (afrisite), ilmenite and tantalite. The grade is approximately 32% Ta2O5 together with 18% Nb2O5.

4.8 Joao–Munguba tantalite occurrence

This locality is situated within the BGL claims at 22N-0407768 / UTM 0064438. It was visited in the course of our investigation. A pegmatitic altered granite with prominent muscovite booklets holds black crystalline tantalite. The occurrence is a very small pit and excavation to a depth of 2m and heavy mineral concentrates are washed from the pegmatite. A sample of 16kg of stream sediment drainage the area where the pit occurs was panned down to a heavy mineral concentrate and sent for analysis. A value of 1235ppm La and 403ppm Y was expected in a Nb/Ta locality but 258ppm Pb together with 4226ppb Au suggests that this locality needs looking at closely for signs other mineralization.

4.9 Cassiterite occurrences

A shopkeeper in Cupixi showed us cassiterite concentrates bought in from local garimpeiro workings. Whether any of these actually occur on BGL ground was not ascertained. The fact that there are cassiterite (and coltan) concentrates there nevertheless confirms the regional prospectivity for tin and tantalum.

4.10 Penha ilmenite occurrence (00 24’ 20’’N/ 51044’ 56’’W)

This titanium occurrence is poorly known and requires further work to ascertain its nature.

4.11 Garimpo do Negroes (Au)

The exact location of this ancient garimpo slave working from 200 years ago is unknown but is said to be in the south of Cupixi claim block 858035.

4.12 Mineração do Vila Nova–open pit gold mine

This is a very large pit, or rather 3 open pits situated 17km south of the BGL claims. It is an impressive garimpeiro cooperative working situated at 22N-0418223 / UTM 0045615. [Photos 2a&2b] The gold mineralization (visible) occurs in friable saccharoidal quartz veins following a shear (trending 1740) within greenstones [Photos 3 & 4]. There is pervasive alteration associated with the mineralization with kaolinisation prominent in adjacent rocks (acid intrusive?) and bright green actinolite adjacent to the mineralised shear. The mineralised vein is hand excavated and crushed [Photo 5]. It passes over a mercury plate as it disgorges from the crusher and then through a series of crude riffled sluices. [Photos 6 & 7] It is said that the operation catches only the course grained gold and that is also my impression. The garimpeiro open-pit working is haphazard and consists primarily of just following the vein. There is no map of the pit. It would be instructive to undertake a mapping exercise so as to understand the regional structural setting to the greenstone belt gold occurrences in the Vila Nova GB. [There are cross-faults on the shear trending 2380 and a prominent lineation on the main shear dips 210 towards 1740 ]

4.13 Kaolin

Ackermann (op.cit) mentions several occurrences of kaolin in the Vila Nova GB including small occurrences associated with altered pegmatites at Santa Maria to the south of the BGL claims. All presently known kaolin occurrences in the area are small and unlikely to have economic connotation.

4.14 Corundum

An occurrence of corundum (Al2O3) is reported in the area.

4.15 Semi-Precious Stones

There are records of semi-precious stones occurring especially associated with pegmatites e.g. amethyst, garnets, tourmaline var. rubellite and topaz. None of these appear to have economic significance.

4.16 Talc

There is a report of talc in Igarape do Afonso at Caxinguba close to Vila de Santa Maria. Nothing is known of this, but it is unlikely to be of interest.

5 RESULTS OF A FIELD EXAMINATION OF THE BGL CLAIMS

The conclusions arising from the geological, petrographical and analytical work resultant from the brief field trip are given below.

5.1 Geological Findings

The most interesting findings of the initial ground visit to the BGL claims were:

1. proving the existence of greenstone belts.

2. confirming the presence of gold in the Cupixi drainage.

3. finding anomalous gold in stream sediments at the Joao tantalite occurrence.

4. encountering sulphide-bearing gabbroic rocks

5. finding three previously unknown Zn/Cu gossans.

6. demonstrating the potential for finding diamonds in the area.

The first three points demonstrate the potential for finding lode gold deposits within the claims. This potential is reinforced by the occurrence of a large open pit gold deposit just to the south of the claims.

The presence of gabbroic rocks which contains sulphide traces including pyrite and chalcopyrite in a potentially differentiated body, deems that a look at that potential is warranted.

Three previously unknown gossans were discovered during our field visit. These were named Cabana da India (419.308/66.341), Flor do Povo (417.547/65.985) & Rio Amapari 17 (418.396/69.476) respectively. They were found by examination of road cuts east of Cupixi town and on a river traverse. Petrographic examination demonstrated boxworks after chalcopyrite and pyrite in a goethitic matrix. Minor fresh, very fine crystals of both pyrite and chalcopyrite were confirmed by petrographic examination. The Cabana da India gossan had low copper values up to 94ppm Cu together with moderately anomalous zinc values of 155 to 185ppm Zn; the Flor do Povo gossan held 182ppm Cu together with 224ppm Zn and 910ppm Ba. Sample CXR25, Rio Amapari 17, a ferruginous greenschist, from the Rio Amapari traverse also had anomalous Cu/Zn values with 243ppm Cu and 152ppmZn. Whilst the Cu/Zn values are not very high in themselves, they are quite anomalous and together with good boxworks and confirmation of chalcopyrite within these, suggests that these gossans need immediate follow-up. Indeed these could be the focus for starting the next stage of prospecting.

A panned heavy mineral concentrate from a stream draining the Joao tantalite occurrence at 407.768/64.438 had anomalous La and Y as might intuitively have been expected but anomalous Pb (258ppm) with 4225ppb Au suggests that other mineralization is also present. (Table 8)

5.2 Petrological results on rock samples.

A small suite of rocks was sent to CLM Petrografia Ltda for detailed petrographic study. The rocks chosen were gabbros with minor sulphides and gossans. The rocks were those referred to in section 5.1 above.

The gabbros were from the northern part of the BGL claims close to the junction of the Rio Cupixi and Rio Amapari. The full petrographic report is appended with this report as Appendix 15.4 with the main points summarised below:

5.2.1 Gabbros

The gabbros are monzogabbros composed mostly of plagioclase feldspar (31-39%), augite (18%) and chlorite (8-17%) the whole been affected by later hydrothermal alteration including saussuritization and chloritisation. Pumpellyite and prehnite are also developed. From an economic standpoint the potential of the gabbros is for sulphidic concentration in differentiated parts of the intrusion; the gabbros do contain traces of sulphides including chalcopyrite(<1%) but the overall potential for economic concentration is low. Since the gabbros are brittle rocks there is a chance of open space development in faulted zones which could be the locus of thicker quartz-Au lodes. The age relationship between gold mineralization and gabbro is not presently understood.

5.2.2 Gossans

The gossans are goethitic iron-rich rocks with prominent boxworks after pyrite and chalcopyrite. The geochemistry indicates that the gossans have anomalous Zn and Cu. The significance of the gossans is that mineralization has been found within the greenstone sequence in just a quick field visit. This may have been fortuitous but it is more likely that further mineralization will be found in other areas during any followup undertaken. The fact that the gossans appear to be Cu-Zn suggests that the upper part of the greenstone sequence is found in the area east of Cupixi. Finding these gossans in outcrop provides an immediate area for follow-up by soil sample grids.

5.3 ICP analysis of rock samples

A suite of rocks from the Cupixi region was sent for ICP analysis in order to characterise the geochemical signature of the various rocks in the area. The results for these are presented as Table 8. The full 36 element geochemistry for saprolite, granite-gneiss, greenschist rocks, gabbros, gold mineralization and gossans can be gauged from a perusal of this table. The main points arising from this geochemistry is the high regional background in Cu and Zn for the greenstones and also the characterisation of the gossanous material at three separate locations.

6 OVERALL CONCLUSION

The overall conclusion of this preliminary investigation is that the BGL claims are prospective for gold and diamonds and also show potential for the occurrence of other types of mineralization such as Cu-Zn. The BGL claims are situated over prospective ground within the Vila Nova Greenstone Belt whose rocks elsewhere host active gold mines; as such they are also prospective in that regard.

7 RECOMMENDATION

The author has tried in this report to present the data in a factual manner so that Globetech Ventures Corp can make their own judgement as to the potential of Braz Gold Ltda’s ground.

The BGL ground is underlain by greenstone and gneissic terrains and is prospective for several minerals, particularly gold. It is therefore recommended that a follow up programme is valid.

The main exploration target should be for gold within the greenstone sequences since there are analogues such as Amapari gold mine close by on which to base a viable search strategy. Furthermore there are tantalising records of diamonds within conglomerates in the vicinity of the claims (Ackermann 1948) suggesting the possibility of a primary, as yet unfound, source from kimberlitic or lamproitic pipes. There is also the potential to discover other mineral occurrences which typify greenstone belts elsewhere in the world; in particular the potential of nickel-copper in mafic and Cu-Zn in acid volcanics appears to have been neglected in the Vila Nova GB. There are definite occurrences of columbite-tantalite (Nb-Ta) mineralization in pegmatites within the granitic Basement which crop out on the claims. In addition there is potential for discovering volcanogenic massive sulphide deposits (VMS deposits) since there are casual mentions of sulphides such as chalcopyrite, pyrite and galena elsewhere in the Vila Nova GB; the relative paucity of acid volcanic rocks in the Vila Nova GB sequence compared with West Africa for example would suggest this is a less likely scenario.

8 SUGGESTION FOR A FOLLOW-UP EXPLORATION PROGRAMME

Follow-up prospecting in the BGL claims needs to be targeted and phased so as to be cost effective. There is evidence of several types of mineralization either occurring or being likely. A suggested prioritisation of targets for the area would be in search of :

1. Lode gold in the greenstones

2. Diamonds in conglomeratic palaeoplacers and/or primary ultramafic pipe-like intrusives.

3. Cu/Zn in Upper Greenstone Belt sequences

4. Cu/(Ni) in gabbroic intrusives (or in basal meta-ultramafics)

5. Pegmatitic minerals (Nb/Ta/Sn/Emeralds)

Of these potential targets, the most likely to achieve success in the shorter term is a search for gold. However it is possible to design a prospecting programme which can address the main target and also find the other potential minerals should they occur. The following is a suggested phased approach to achieve this.

Preparatory Work

Systematic geological examination of the BGL claims has yet to be undertaken so the first stage will necessitate collection of all basic field data supplemented by detailed gathering of all obscure reports on the area in Brasília and Belém. The following tasks are envisaged:

• Purchase all necessary field gear and 4WD vehicles

• Set up camp near Cupixi 18

• Order coloured Satellite imagery over and about the claims in order to ascertain the region structure, particularly the locations of any large transcurrent crustal linears as they impinge on the region.

• Look at the aerial photographs of the region and undertake a reassessment of the structural setting.

• Get government radiometric/magnetometer regional survey and re-assess with the objective of refining outline of greenstone belts and regional crustal faults.

• Consider whether it would be cost effective to undertake an airborne geophysical programme over the claims. This would have the advantage of being fast and effective with respect to defining faults/breaks which could be gold bearing structures. [The disadvantage of such an approach is the initial cost in undertaking the survey; the advantages are the rapidity and resale value of the data.]

First Stage Fieldwork

• Conduct road and track traverses throughout the claims and in the immediate district to ascertain stratigraphy and detailed structure. So as to facilitate this, it will be necessary to clean some of the road cuts.

• Undertake a detailed stream sediment sampling programme over the claims. Two samples should be taken, a conventional stream sediment sample and a heavy mineral concentrate. Samples should be taken at subsidiary stream confluences throughout the claims so that mineralised areas ca be narrowed down. This may not be as easy as it sounds because of the dense vegetation cover and general access difficulties but will the advantageous in the shorter term in defining areas for more detailed follow up. [It was noted that the streams flowing north to the main road were for the most part dammed for water catchment and any samples taken on these drainages should only be taken upstream of the dam.].

• Undertake a comprehensive rock geochemical study of outcropping rocks in the claims paying particular attention to gossanous outcrops.

• Conduct soil sampling programmes over any greenstone belts showing signs of mineralization. [From our reconnaissance survey the central-northern parts of the claims next to the road would be the easiest and most efficacious place to begin]

• Collect heavy mineral concentrates for examination for kimberlitic minerals.

• Undertake trenching at promising locations

• Samples should be tested by 36 element ICP analysis, the assessment of which will enable detection of all the potential mineral occurrences in the area.

• All results and findings to be reported on and a decision point reached on how to proceed taken.

Third Stage

• A review of the two previous stages of exploration will be undertaken. If signs of mineralization are found detailed ground follow-up will be required on specific targets. This will most likely involve diamond drilling. A chronogram of events in given below:

A SUGGESTED PROSPECTING PROGRAMME OVER THE CUPIXI CLAIMS

ACTIVITY MONTH 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18

FIRST STAGE PROSPECTING

Preparatory Work

Rent Office

Purchase Equipment/Vehicles/Field Gear

Order & Purchase Maps

Order Satellite Imagery

Interpretation of Imagery and Air Photos

Interpretation of Government Magnetic/Radiometric Maps

Airborne Geophysical Flying (Optional)

Camp set up Cupixi

Office Studies

Evaluation of Airborne Geophysical Programme

Compile structural map from satellite and air-photo imagery

Interpret geochemical data

Draw various maps

Field Work First Stage

Stream Sediment Sampling

Geological Mapping

Rock Geochemical Sampling

Soil Sampling over anomalous areas

HMC sampling over geophysical anomalies and regional study

Trenching of anomalies located during soil programme

Ground Magnetometry over geochemical anomalies

Analytical Work

36 Element ICP analysis of stream sediments

36 Element ICP analysis of rock samples

36 Element ICP analysis of HMC's

Gold analyses on rock samples

Mineralogical Studies

Petrological study of rock samples

Mineralogical study of HMC's

Mineralogical study of garnets etc for diamond characterisation

Reporting

Quarterly Report Preparation

Annual Report Preparation

DECISION POINT - IF POSITIVE PROCEED TO 2ND STAGE

DECISION POINT - IF NEGATIVE PREPARE FINAL REPORT FOR DNPM

SECOND PHASE OF ACTIVITIES

Field Work Second Stage

Diamond Drilling of Anomalies

Characterisation of mineralization

Mineral Processing studies

Mineral Economics study

DECISION POINT - IF POSITIVE PROCEED TO DETAILED EVALUATION

PART B: SUPPLEMENTARY INFORMATION

9 INFRASTRUCTURE

9.1 Access

Access to the Cupixi claims is straightforward by tarred road as far as Porto Grande and a fair dirt road to Cupixi town. Within the claims themselves there is access to the Bacuri Cr deposit via Gaivota which allows access to the central parts of claim blocks 858033 & 858034 . The two eastern most claim blocks of the five are least accessible by vehicle. From a sampling standpoint much of the drainage flows northwards through the claims to the Rio Amapari and so allows stream samples to be taken where these drainages cut the main road (BR 210). The Rio Cupixi Grande is a major tributary to the Rio Amapari in the west of the Cupixi claims and the river systems allow examination of the stratigraphy via small boat.

9.2 Roads/Tracks

The main BR 210 connects Cupixi with Porto Grande. Porto Grande is 101km from Macapá (BR156) and takes 2.5 hours to reach on a tarred surface. The road between Porto Grande and Cupixi is potted dirt surface [Photo 8]; the distance between the two towns is 44 km and takes an hour. Local fuel costs (in Brasilian Reias) at Salomao Alcolumbre filling station in Porto Grande were Petrol/Gasoline-R2.29/litre, Diesel-R1.58/litre.

9.3 Rail

A fully working railway passes through the BGL mineral claims. It is a standard gauge four feet eight and a half inches track bed now used only as a passenger service. Formerly it served to transport manganese ore from the Serra do Navio manganese mine to the port of Santana. There is a platform and sidings at Cupixi.

9.4 River System

The Rio Amapari passes through and skirts the northern part of the BGL claims. This is a wide river at least 100m across which can be navigated easily with motorized canoes throughout the season. Claim Blocks 858033 and 858034 are cut by the Rio Cupixi Grande. This is a smaller river but is also navigable with care by small boat. Both these drainages are important access points to the more densely forested areas of the claims [Photo 9]. Furthermore these were traversed and allowed examination of outcrops during the field campaign.

9.5 Access within the Claims

Access to several parts of the claims is viable from several minor dirt logging roads running south from the BR210 road [Photo 10]. Some parts of the claims are densely forested and are either accessed by paths and tracks or are presently difficult of access.

9.6 Vegetation Cover

Dense tropical rain-forest is the natural vegetation for the whole of the BGL claims makes some parts of the claims difficult of access [Photos 11 & 12].

Notwithstanding, there has been considerable logging activities in the claims by Akapu Comercio e Industria de Madeira Ltda which has resulted in de-forestation on several north-south tracks cutting the claims. Here the better hardwoods have been selectively taken, thereby opening up the forest. Areas adjacent to the BR210 road have been settled and partially cleared by chopping and burning of the less commercial woods [Photo 13]. Grassland on these cleared areas supports a few cows and subsistence crops.

A list of native trees was made during the visit to the area , a list of these appears in Table 11.

Whilst parts of the area are densely forested it is feasible to traverse the area with sample lines using the logging roads, BR210 and rivers as initial access points.

9.7 Laterite Cover

Considerable areas within the claims have laterite spreads developed. Initially this was considered a negative aspect; however it seems that the development of laterite may represent underlying areas of greenstone rather than granitic-gneiss terrains which is a positive factor. Moreover there is an outside chance that the if laterite developments can be found over gold-bearing quartz veins then there is the possibility of finding laterite-gold concentrations in the Vila Nova GB, such as for example occur in Western Australia.

9.8 Alteration/Saprolite development

As a rule outcrop is scarce over the BGL claims and saprolite is developed to a depth of ten of metres [Photo 14]. However there is outcrop in the river banks and also in road cuts from which to gauge the underlying geology.

9.9 Tax Regime in Amapá

It is understood that Macapá is a tax free port and that goods can be imported at favourable rates compared with other areas of Brasil. The details concerning the potential to import mining equipment taking advantage of this tax-exempt status should be investigated further.

9.10 Electricity Supply

The BGL claims have the advantage that a main 79 KVA power line passes through the properties alongside and parallel to the BR210 main road. This formerly services the needs of the Serra do Navio manganese mine. Transformers on this line reduce this to 13.8KVA for domestic use at 127 volts along its length.

9.11 Water

There is adequate water available from river systems on the claims to service any projected mineral operation. Piped drinking water is not available.

9.12 Accommodation

The only settlement in the vicinity of the BGL claims is the small village of Cupixi. This village has only rudimentary facilities with a couple of food stores and a police outpost. There are no hotels or pousadas which could serve as an adequate base for operations there. Fuel is not available in Cupixi. The nearest accommodation of a reasonable standard is in Porto Grande 44km east of Cupixi. This town also has fair infrastructure although the shops have limited supplies [e.g. batteries for GPS were unavailable at the time of our visit.]

In order to conduct detailed exploration on the BGL properties it would be advantageous to rent or purpose build an exploration office near Cupixi to avoid wear and tear on vehicles which would result if Porto Grande were used as a base. (100km round trip per day on rough road).

10 ENVIRONMENTAL ISSUES

10.1 Indigenous People Reserves

The Cupixi claims do not include any areas designated as Indigenous Peoples Reserves. The nearest such reserve is the “Terra Indigena Waiapi” well to the NW of even Serra do Navio. (Fig 12.8)

10.2 Forest Reserves

The Cupixi claims are not in any officially designated forest reserves, the nearest being the “Floresta Nacional do Amapá” well to the north of the claims.(Fig 12.9)

10.3 Government Copper Reserve

To the west of the main Vila Nova GB is a large area of land reserved as a government reserve for copper. This is known as the “Reserva Nacional do Cobre” R.N.C. No prospecting has so far been allowed in the RNC. The zone extends from Amapá into Para State in the west. (Fig 12.10) The zone was declared on 24th February 1984 over Mapuera granitic intrusives where there is strong evidence of copper mineralization with gold. The zone is well to the west of the BGL claims. The area sounds of some interest from a Cu/Au standpoint and a weather eye should be kept at the DNPM in case the RNC become available for prospecting at some future date.

11 Climate Data

11.1 Rainfall

Rainfall data for Macapá for the period 1961 to 1990 obtained from the Instituto Nacional de Meteorologia shows the season to be divided into roughly two parts; a wet season between January and June and a relatively dry season from July to December. Rainfall amounts to about 2650mm per annum with the wettest month being March with over 400mm and the driest October with about 35mm. Rainfall totals for the period 1961 to 1991 for Macapá as catalogued by the Hong Kong Observatory Database are as follows: Jan Feb Mar Apr May June Jul Aug Sep Oct Nov Dec Rainfall mm 299.6 347.0 407.2 384.3 351.5 220.1 184.8 98.0 42.6 35.5 58.4 142.5

Table 9: Rainfall Data for Macapá

11.2 Temperature

Temperatures are uniformly high throughout the season with a yearly average of 270C (820 F) with a maximum of 390C (1030F) and minimum of 170C (640F). Temperature records for the period 1961 to 1991 for Macapá as catalogued by the

Hong Kong Observatory Database are as follows:

Temp 0C Jan Feb Mar Apr May Jun July Aug Sep Oct Nov Dec

Highest 37.0 37.0 37.0 38.0 37.0 39.0 38.0 39.0 38.0 38.0 37.0 38.0

Mean Max 29.7 29.2 29.3 29.5 30.0 30.3 30.6 31.5 32.1 32.6 32.3 31.4

Mean Temp 26.0 25.7 25.7 25.9 26.1 26.2 26.1 26.8 27.5 27.9 27.7 27.0

Mean Min 23.0 23.1 23.2 23.5 23.5 23.2 22.9 23.3 23.4 23.5 23.5 23.4

Lowest 21.0 21.0 20.0 20.0 20.0 17.0 20.0 18.0 20.0 20.0 21.0 21.0

Mean Sun hr 4.8 3.9 3.5 3.8 4.9 6.3 7.3 8.8 9.1 9.1 8.4 6.6

Table 10: Temperature Data for Macapá

11.3 Climatic Regime

The climatic regime is one of Tropical Rainforest (Af Type). There is however a marked seasonality in that the first six months of the year are wet and the last six months relatively dry. This may have implications for field operations in that access will be more difficult in months with higher rainfall. Nevertheless, local information suggests that a 10 to 12 month field season is feasible.

11.4 Health Issues

11.5 Malaria/Dengue Fever

There are conflicting reports on whether malaria exists in the vicinity of the BGL claims. Local garimpeiros say that it existed in the Santa Maria area and in the upper reaches of the Rio Cupixi but whether it still persists in those areas is doubtful given the paucity of people now living there as potential vectors/hosts. The potential risk increases say at the Garimpo Vila Nova where there is a considerable resident population.

There are plenty of mosquitoes around (as well as in Porte Grande) and many public notices as to the dangers of catching Dengue Fever.

11.6 Other diseases

Whilst it is likely that the usual tropical diseases occur in the area there is nothing particularly of concern peculiar to the Cupixi district.

DISCLAIMER

Whilst every effort has been made to ensure that the opinions in this report are based on sound evidence, careful reflection, and a balanced treatment of positive and negative aspects of the project, it should be understood by the reader that neither the author nor GalOre Mineral Services, can warrant the veracity of information gleaned from other publications. At this early stage of the investigation it has been necessary to review historic data and accept their findings and some of the conclusions expressed are based on these earlier investigations. This report is intended only as an initial global appraisal of the project for use by Globetech Ventures Corp in assisting their decision making process. In particular it should help in their reflections concerning on-going exploration in the Cupixi prospect.

PART C: APPENDICES

12 FIGURES

Fig 12.1 Location of BGL Claims in Amapa

Fig 12.2 BGL Claims Location Map

Fig 12.3 Areas currently under option in Amapá

Fig 12.4 Setting of Amapá in relation to Guianan Shield

Fig 12.5 Geological Map of Amapá, Radam 1974, 1:1M

Fig 12.6 Geological map of Amapá, Ministry of Mines, 1988, 1:1M

Fig 12.7 Map of the Greenstone Belt in the BGL claims, 1:250K

Fig 12.8 Indigenous Peoples Reserves

Fig 12.9 Forest Reserves

Fig 12.10 RNC Copper Reserve

13 TABLES

Table 1 Area of Claim Blocks held by BGL

Table 2 Localities visited during Field Investigation (numerical)

Table 3 Localities visited during Field Investigation (by rock type)

Table 4 Principal geological settings for gold deposits in the Guianan Shield

Table 5 Generalised Geological Sequence in Amapá State.

Table 6 Stratigraphy of the Vila Nova Greenstone Belt in the vicinity of the

BGL claims.

Table 7 Preliminary Listing of mineral occurrences in Amapá.

Table 8 ICP Analytical Results

Table 9 Rainfall Data for Macapá.

Table 10 Temperature Data for Macapá.

Table 11 Checklist of Trees in Cupixi Claims.

Table 12 Checklist of Fish in Cupixi & Amapari Rivers, Amapa

Table 13 List of Birds seen on the Cupixi Claims

14 PHOTOGRAPHS

Photo 1 Old garimperio alluvial working, for gold & diamonds at Santa Maria.

Photo 2a Open-pit gold mine of Mineração do Vila Nova.

Photo 2b Open-pit gold mine of Mineração do Vila Nova.

Photo 3 Mineralised Shear trending 2380 at Mineração do Vila Nova open pit .

Photo 4 Fire-setting on gold-bearing quartz veins in Mineração do Vila Nova open-pit.

Photo 5 Loading crusher with auriferous quartz vein ore at Mineração do Vila Nova.

Photo 6 Crushed ore discharge over mercury catching plate at Mineração do Vila Nova.

Photo 7 Riffled Sluices in open-pit at Mineração do Vila Nova.

Photo 8 Road Bridge over the Cupixi River at Cupixi.

Photo 9 River Traversing on the Rio Amapari.

Photo 10 Dirt Logging Road in Forest on Cupixi Claims.

Photo 11 Tropical rainforest on the BGL claims.

Photo 12 Dense Tropical Rainforest on the BGL claims.

Photo 13 Forest clearing and burning.

Photo 14 Laterite and saprolite development in road-cut on the BGL claims.

15 VARIOUS DATA

15.1 Terms of Reference for the Study

15.2 Copy of Contract between DNPM/Braz Gold and Caranã Mineração

15.3 List of abbreviations used in this report

15.4 Petrological Report

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17 CONTACT ADDRESSES

17.1 Personnel of Braz Gold Ltda-contact information.

BRAZ GOLD LTDA

Av. Jose dos Santos e Silva, 1769, Sala 205,

Teresina

Piaui

Brasil

CARANÃ MINERAÇÃO IMP. E EXP DE PRODUCTOS MINERAIS LTDA

Av. Henrique Galúcio, 1280

Macapá

Amapá

Brasil

João Luis Pulgatti (President)

Rua Inspector Antonio Oliveira, 1625

Universidade

Macapá

Amapá

Brasil

Tel Home: 51-4843017 Mobile: 51-812331579 Tel Other 96.81110496

E-mail pulgatty@aol.com Email pulgatty@terra.com.br

John Young (Vice President, Geologist, Canadian)

1108 West 39 Ave.

Vancouver BC, V6M 1S8

Canada

Tel 604-263-9976

Fax 604-263-9280

Celio Marques del Rio (Geologist)

Rodovia Jk, Km9 (En frente a EMBRAPA)

Macapá

68.900-000

Amapá

E-mail celiomdelrio@msn.com

Claudio Ney da Costa Pereira (Geologist)

Rua Raimundo Nonato Banha Correa, 160

Muca

Macapá

Amapá

Brasil

Pedro Gilberto Nascimento de Sousa (Geologist)

Av. Ivaldo Alves Veras,1228

Jardim Marco Zero

Macapá

Amapá

Brasil

Deovandski Skibinski (Admin)

Rua Inspetor Antonio Oliveira 1625

Bairro du Universidade

CEP 68.903-642

Macapá

Amapá

Tel +55 (96) 241 5317

Mob +55 (96) 9112-2441

Email skibinski@bno.com.br

Pedro Ferreira Barbosa (Garimpeiro)

Dr Elcio Noli de Campos (Advisor)

Av. Desiderio Antonio Coelho

CEP 68900-290

Macapá

Amapá

Tel 91-9997-2906

17.2 Personnel of Globetech Ventures Corp-contact information.

GLOBETECH VENTURES CORPORATION

Suite 206, 1489 Marine Drive

West Vancouver

British Columbia

Canada V7T 1B8

Phone (1) 888 872 3388 Fax (604) 926 5870

Website www.globetechventures.net

Dilbaugh Gujral President

Steven Khan Director

3400 Park Place

666 Burrard Street

Vancouver, BC

V6C 2X8

Phone +1 (604) 639 3140

Mobile +1 (604) 644 5430

E-mail:skhan@globetechventures.com

Isaac Moss

Suite 206, 1489 Marine Drive

West Vancouver

British Columbia

Canada V7T 1B8

Phone: (604) 734 8854 Fax: (604) 734 8856

Email: imoss@globetechventures.com

Roland Vetter

189 Talisman Avenue

Vancouver,

British Columbia

Canada V5Y 2LS

Phone: (604) 871 9031 & (604) 264 9011

Email: jrvetter@globetechventures.com

17.3 Useful contacts/Addresses etc in Amapá.

Dr Jose Guimaraes Cavalcante

Chefe do 16o DS-DNPM/AP (DNPM Boss)

Portaria MME No155

Macapa

Amapá

Brasil

Phone (96) 223-0540 Cell (96) 9974-5237

Email dnpm@ig.com.br Website www.dnpm.com.br

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBETECH VENTURES CORP.

By: /s/ “Dibagh Gujral”__________

Dilbagh Gujral, Director

July 12, 2004